UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

KalVista Pharmaceuticals, Inc.
(Name of Subject Company)
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

483497103
(CUSIP Number of Class of Securities)

Brian Piekos
Chief Financial Officer
200 Crossing Boulevard
Framingham, Massachusetts 01702
(857) 999-0075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson, P.C.
Chadé Severin, P.C.
Kirkland & Ellis LLP
200 Clarendon Street
Boston, Massachusetts 02116
(617) 385-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by KalVista Pharmaceuticals, Inc., a Delaware corporation (“KalVista” or the “Company”), with the Securities and Exchange Commission on May 13, 2026, relating to the tender offer by Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), and Skyline Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2026 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (the Schedule TO, collectively with the Offer to Purchase and the Letter of Transmittal, constitute the “Offer”), pursuant to the Merger Agreement.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.
By adding the following section after the last full paragraph on page 44 in the section captioned “—Cautionary Note Regarding Forward Looking Statements”:

“Expiration of Offering Period; Completion of Merger

The Offer and withdrawal rights expired at one minute following 11:59 p.m., Eastern Time, on June 10, 2026 (the “Expiration Date”). Equiniti Trust Company, LLC, in its capacity as the depositary for the Offer, has advised Purchaser that a total of 43,152,532 Shares were validly tendered and not validly withdrawn, representing approximately 77.8% of the outstanding Shares as of the Expiration Date. The number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfies the Minimum Condition, and all other conditions to the Offer have been satisfied or (to the extent waivable) waived. Effective as of the time on which the Offer expired on the Expiration Date, all Shares that were validly tendered (and not validly withdrawn) pursuant to the Offer were irrevocably accepted for payment by Purchaser.

Purchaser will pay all such validly tendered Shares in accordance with the terms of the Offer.

Following consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and Purchaser was merged with and into the Company, without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, each then outstanding Share not purchased pursuant to the Offer (other than certain excluded Shares as described in the Merger Agreement) was converted into the right to receive $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes.

As a result of the Merger, the Shares will be delisted from and will cease to trade on the Nasdaq Global Market and will be deregistered under the Exchange Act.

The full text of the joint press release issued by Parent and the Company on June 11, 2026, announcing the successful completion of Parent’s acquisition of the Company, including the successful completion of both the Offer and the Merger, is attached as Exhibit (a)(5)(J) to the Schedule 14D-9 and incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(J)	Joint Press Release issued by the Company and Parent on June 11, 2026.*

*Filed herewith.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KalVista Pharmaceuticals, Inc.

By:	/s/ Benjamin L. Palleiko
Name:	Benjamin L. Palleiko
Title	Chief Executive Officer

Dated: June 11, 2026

[Signature page to 14D-9 Amendment]